Exhibit 99.1

Granite and Magna Agree to Renew and Extend Leases for 15 Properties

Including Seven Special Purpose Properties

October 3, 2016, Toronto, Ontario, Canada – Granite Real Estate Investment Trust (“Granite”) (TSX: GRT.UN / NYSE: GRP.U) today announced that it has entered into binding agreements with Magna International Inc. and certain of its Cosma International Group subsidiaries (together “Magna”) to extend or renew early and extend the leases for 15 properties, including seven special purpose properties*, that in total represent approximately 7.5 million square feet or 25% of Granite’s total income producing property portfolio as at June 30, 2016.

Granite’s stated top strategic priority has been to solidify and extend the cash flow from five special purpose properties with leases expiring before the end of 2018. This key priority has now been achieved and in each case the lease term has been extended beyond the original contractual lease renewal term. In addition, Granite has successfully collaborated with Magna to extend or renew early and extend the leases of another 10 properties, including two additional special purpose properties, and agreed to invest capital to support Magna’s overall growth and expansion plans within certain facilities under lease from Granite.

As a result of these agreements, Granite has locked-in annual rental revenue in excess of $68 million, 75% of which is for 15 years or longer. Granite’s weighted average lease term for the special purpose portion of its portfolio will increase to 11.4 years from 5.9 years as at the beginning of 2016 and the weighted average lease term for Granite’s entire income producing property portfolio will increase to 7.4 years from 4.7 years at the beginning of the year.

Additional highlights of the agreements are set out below:

1.	Karmax (Milton, Ontario) and Formet (St. Thomas, Ontario), two special purpose properties that were previously renewed to December 31, 2029 will be further extended by an additional three years to December 31, 2032.

2.	Presstran (St. Thomas, Ontario), a special purpose property, will be renewed early and extended for a period of approximately 15 years from its lease expiry date of January 13, 2018 to be co-terminus with Formet. Notice for renewal of this lease was originally due by April 13, 2017 and contemplated a five year renewal term.

3.	Albersdorf (Austria), a special purpose property, will be renewed early and extended for 10 years from its initial term expiring July 31, 2018. Notice for renewal was originally due by October 31, 2017 and contemplated a five year renewal term.

4.

Modatek (Milton, Ontario), a special purpose property, will be the subject of a new lease for 15 years, 11 months commencing February 1, 2017. The annual rent will be approximately $6.5 million. In addition,

*Granite’s special purpose properties were designed and built with unique features and leased to Magna.

subject to certain conditions, Granite will have the option to repatriate 20 acres of excess land that is part of the leased property.

5.	Karmax Warehouse (Milton, Ontario), will be renewed early and extended for 14 years and four months from its lease expiry date of August 31, 2018. The annual rent at renewal will be the existing rent at expiry. Notice for renewal of this lease was originally due by November 30, 2017 and contemplated a 12 year renewal term.

6.	Granite will invest in and purchase certain building expansions at two U.S. special purpose properties, Bowling Green (Kentucky) and Drive (South Carolina), for a total purchase price of approximately US$54 million. These expansions, representing approximately 525,000 square feet of leaseable area, were recently completed and funded by Magna. In addition to the incremental annual rental revenue of approximately US$4.4 million, the lease terms for each of these properties will be renewed early and extended to January 31, 2032.

7.	Three Canadian properties in the Greater Toronto Area, including Magna’s head office, 2550 Steeles Ave. E. and 50 Casmir Court, that were previously expected to be vacated by Magna, were renegotiated and Magna will continue to occupy these premises. The combined annual rents for these three properties will be approximately $6.5 million. The annual rental rate for both Magna’s head office and the 50 Casmir Court properties will commence January 1, 2017. The leases for these two properties will expire December 31, 2022. The 2550 Steeles Ave. E. facility will be renewed for 10 years commencing January 1, 2018.

8.	Four United States properties, representing approximately 700,000 square feet, two of which expire July 31, 2017 and two of which expire July 31, 2019, will be extended to December 31, 2022 and July 31, 2026 respectively. Commencing November 1, 2016 the combined annual rents for these four properties will be US$1.7 million.

Granite’s strategy is to build a high quality industrial real estate business. With these long term rental streams in place, Granite will continue to focus on its key priority of deploying its capital as sourced from its operations, debt and divestments, to acquisitions and development. Management also continues to be focused on all the components of its overhead and cost structure to ensure that Granite’s operations are run in a cost effective and efficient manner.

ABOUT GRANITE

Granite is a Canadian-based REIT engaged in the ownership and management of predominantly industrial, warehouse and logistics properties in North America and Europe. Granite owns approximately 30 million square feet in 94 rental income properties. Our tenant base currently includes Magna International Inc. and its operating subsidiaries as our largest tenants, together with tenants from other industries.

OTHER INFORMATION

Copies of financial data and other publicly filed documents are available through the internet on Canadian Securities Administrators’ Systems for Electronic Document Analysis and Retrieval (SEDAR) which can be accessed at www.sedar.com and on the United States Securities and Exchange Commission’s Electronic Data Gathering, Analysis and Retrieval System (EDGAR) which can be accessed at www.sec.gov. For further information, please see our website at

www.granitereit.com or contact Michael Forsayeth, Chief Executive Officer, at 647-925-7600 or Ilias Konstantopoulos, Chief Financial Officer, at 647-925-7540.

FORWARD LOOKING STATEMENTS

This press release may contain statements that, to the extent they are not recitations of historical fact, constitute ‘‘forward-looking statements’’ or “forward-looking information” within the meaning of applicable securities legislation, including the United States Securities Act of 1933, as amended, the United States Securities Exchange Act of 1934, as amended, and applicable Canadian securities legislation. Forward-looking statements and forward-looking information may include, among others, statements regarding Granite’s future plans, goals, strategies, intentions, beliefs, estimates, costs, objectives, economic performance, expectations, or foresight or the assumptions underlying any of the foregoing. Words such as ‘‘may’’, ‘‘would’’, ‘‘could’’, ‘‘will’’, ‘‘likely’’, ‘‘expect’’, ‘‘anticipate’’, ‘‘believe’’, ‘‘intend’’, ‘‘plan’’, ‘‘forecast’’, ‘‘project’’, ‘‘estimate’’, “seek” and similar expressions are used to identify forward-looking statements and forward-looking information. Forward-looking statements and forward-looking information should not be read as guarantees of future events, performance or results and will not necessarily be accurate indications of whether or the times at or by which such future events or performance will be achieved. Undue reliance should not be placed on such statements. Forward-looking statements and forward-looking information are based on information available at the time and/or management’s good faith assumptions and analyses made in light of its perception of historical trends, current conditions and expected future developments, as well as other factors management believes are appropriate in the circumstances, and are subject to known and unknown risks, uncertainties and other unpredictable factors, many of which are beyond Granite’s control, that could cause actual events or results to differ materially from such forward-looking statements and forward-looking information. Important factors that could cause such differences include, but are not limited to the risks set forth in the annual information form of Granite REIT and Granite GP dated March 2, 2016 (the “Annual Information Form”). The ‘‘Risk Factors’’ section of the Annual Information Form also contains information about the material factors or assumptions underlying such forward-looking statements and forward-looking information. Forward-looking statements and forward-looking information speak only as of the date the statements and information were made and unless otherwise required by applicable securities laws, Granite expressly disclaims any intention and undertakes no obligation to update or revise any forward-looking statements or forward-looking information contained in this press release to reflect subsequent information, events or circumstances or otherwise.

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